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                           September 14, 2023

       Glenn Coleman
       Chief Financial Officer
       DENTSPLY SIRONA Inc.
       13320 Ballantyne Corporate Place
       Charlotte, NC 28277

                                                        Re: DENTSPLY SIRONA
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            Form 8-K Dated
August 2, 2023
                                                            Filed August 2,
2023
                                                            File No. 000-16211

       Dear Glenn Coleman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 2, 2023

       Exhibit 99.1, page 1

   1. You present Adjusted EBITDA Margin in the bullet points at the top of Exhibit 99.1 without the
presentation of the corresponding GAAP measure. Revise here and in your Q2
                                                        23 Summary Results
tables in future Earnings Releases to also present gross margin on a
                                                        GAAP basis. Ensure that
your presentation of the GAAP measure is presented with equal or greater prominence
than the non-GAAP measure. We refer you to Item 10(e) of
                                                        Regulation S-K.
   2.                                                   Your presentation of
Adjusted Non-GAAP    amounts appear to represent non-GAAP
                                                        income statements.
Please note that the presentation of a full non-
                                                        GAAP income statement,
or a presentation that gives the appearance of one, may place
 Glenn Coleman
DENTSPLY SIRONA Inc.
September 14, 2023
Page 2
         undue prominence on the non-GAAP information and give the impression that the non-
         GAAP income statement represents a comprehensive basis of accounting. Please explain to us how your presentation complies with Question 102.10 of the C&DI's on Non-GAAP
         Financial Measures. To the extent you wish to present any of the non-GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3640 with any questions.



                                                           Sincerely,
FirstName LastNameGlenn Coleman
                                                           Division of
Corporation Finance
Comapany NameDENTSPLY SIRONA Inc.
                                                           Office of Industrial
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September 14, 2023 Page 2                                  Services
FirstName LastName